Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

The following is a transcript from a presentation by First Horizon National Corporation on
December 11, 2019, at the Goldman Sachs Financial Services Conference.

First Horizon National Corporation NYSE:FHN

Company Conference Presentation

Wednesday, December 11, 2019 6:10 PM GMT

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Contents

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FIRST HORIZON NATIONAL CORPORATION COMPANY CONFERENCE PRESENTATION DEC 11, 2019

Call Participants

EXECUTIVES

D. Bryan Jordan

Chairman, CEO & President

ANALYSTS

Ryan Matthew Nash

Goldman Sachs Group Inc.,
Research Division

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FIRST HORIZON NATIONAL CORPORATION COMPANY CONFERENCE PRESENTATION DEC 11, 2019

Presentation

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

Fresh off the MOE, we are excited to have First Horizon here once again. Over the past year First Horizon has successfully delivered on cost-saving initiatives and seen improving growth across several of its specialty businesses, including mortgage warehouse and capital market. However, recently -- more recently, investor focus has been on the announcement of its no premium merger of equals with IBERIABANK, which I’m sure, Bryan is going to tell us more about today. So joining us is Chairman and CEO, Bryan Jordan. He’s going to walk us through the slides, and then we’re going to have a fireside chat discussion.

D. Bryan Jordan

Chairman, CEO & President

Thank you. Thanks, Ryan. Good afternoon, everybody. I will walk through these slides fairly quickly. There’s some update information in here that hopefully will be useful to you. Thank you for taking time to join us this afternoon.

First slide up is the disclaimer, it has got a little bit of forward-looking information in the deck. So if you would, please take that and review it. We’ve delivered, in my view, very strong performance in 2019. We’ve hit the key financial targets that we laid out in our Investor Day. We had a very different interest rate environment that we’re dealing with. If you remember, in November of 2018, we’re looking at a market expecting 3 rate increases. We, in fact, got 3 rate cuts. So the only thing that we really missed in those goals was just a little bit short on the net interest margin. But in terms of returns and expenses as well as the other elements, we feel very good about the progress that we’ve made. We’ve had very good discipline on the cost side. We’ve overachieved on the cost side on the integration of Capital Bank. And then we took out in 2019, roughly another $80 million of costs, some $15 million to $20 million of which was reinvested in the business, but good progress in reducing our cost structure.

On the right side, you’ll see some information as it relates to the fourth quarter of this year. This goes in the category of forward looking. We expect that the size of the mortgage warehouse portfolio will be up on average from where it was in the third quarter and we expect our fixed income business to continue to be strong in the fourth quarter of this year. We’re also very optimistic about both of those businesses as we transition into 2020. And we can talk more about that in the Q&A session later, if you like.

We’ve got good balance sheet momentum across the business. We have really focused on growing core and profitable relationships. We’ve seen good loan growth across our specialty businesses in our key markets. Our loan trends continue to look good. I’m often asked what a borrower is saying and thinking about the operating environment. On the whole, customers are still very optimistic. Clearly, more conversation about the impact of tariffs, but it’s not having a tremendous amount of impact on most of our customer base. There is some, but not a tremendous amount of impact on the customer base. As such, customer balance sheets continue to be strong, both commercial and consumer. People are still optimistic. They’re still investing in their businesses. And so we expect that while loan growth has been strong in the early part of this year, we’ll finish the year on a reasonably strong basis, and we’re optimistic about the turn in 2020 that we can still see in that mid-single-digit area loan growth on a core basis in 2020.

A couple of data points on the execution since our completion of the Capital Bank transaction that happened -- that merger happened or closed at the end of November in 2017. So we’re 2 years out. As I mentioned earlier, we overachieved on the cost savings side. We originally indicated $65 million of cost saves, ended up delivering $85 million of cost savings. So a strong performance there. We have clearly seen a tremendous amount of revenue synergy in that transaction. And we are very encouraged about our ability to continue that when I talk about the IBERIA merger of equals in a few minutes.

IBERIABANK merger of equals. We announced that in November -- November 4, so about 35, 40 days ago. We have completed or covered a lot of ground in that period of time. I’ve been involved in discussions

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FIRST HORIZON NATIONAL CORPORATION COMPANY CONFERENCE PRESENTATION DEC 11, 2019

with probably close to 1,000 different employees over that period of time. We’ve had 15 to 20 small group meetings. Daryl Byrd and I have traveled to a fair amount, if not the entire footprint, talking to folks, and we see a tremendous amount of enthusiasm, excitement, both in talking to our associates as well as talking to customers. What the franchise looks like is a $75 billion franchise on a combined basis. We have a very strong footprint that, when you put this transaction together, is going to be very strong in terms of growth and prospective growth. Our business models are very, very similar. We have a tremendous amount of cultural fit and cultural alignment across the franchise. We’re very excited about the ability to continue doing business in a seamless fashion, both for our communities and our customers and ultimately, our employees. The key thing for our associates, employees, our bankers is essentially being able to meet customer needs, being able to meet those needs with confidence that they know what they can get done and how they can get it done. And we believe very, very strongly given the way we approach markets and the way we approach business that it’s going to be a largely a seamless transition for our people, our customers and our communities.

Some of the keys are our strong footprint across 11 states, we’ll be in 15 of the top 20 MSAs in the South. We will actually be one of the larger financial institutions headquartered in the South. And obviously, in a much better position to meet customer needs and tackle opportunities in the marketplace.

I talked a little bit about some of these on the previous slide, but it’s clearly a transaction with an organization that is bigger and more powerful in its ability to meet customer needs, and it provides very attractive financial returns. On a pro forma basis, we should produce following the full integration and the realization of $170 million in cost saves, something in the order of 18-plus percent return on tangible common equity, a 51% overhead efficiency ratio, a ROA of about 1.4% and 10% EPS growth from the year of 2020 to 2021. We’ve got a very strong leadership team that has been announced. It’s a balanced team with executives from both organizations, folks that have come from larger organizations and have tremendous experience in managing bigger financial institutions and clearly capable of putting these 2 organizations together. Over the last several months -- excuse me, last several weeks, we’ve done a lot of work, further validating our expectations about not only the cultural fit and being in a position to roll out the organization, we’ve also worked on our cost savings estimates, and we -- while we haven’t made the final system selection, we’re making good progress on that.

I am more confident today in our ability to achieve the $170 million in net cost savings that we rolled out in our announcement. We believe that is on the conservative end of cost savings opportunities. We think there’s additional work to do to flesh out how we potentially -- how we hit the systems decisions and move forward from there. But on the whole, I feel very, very good about our ability to hit the $170 million of cost saves.

When I talk about the integration and systems decisions, we’ve got work to do because we want to understand the differences in feature and functionality between the 2 sets of systems that the organizations independently have. Our systems at First Horizon are scalable. They are large bank systems. We run the same deposit system, for example, that Bank of America is using. So it is scalable. IBERIABANK is on a system, Jack Henry, which is where they’re their largest customer at Jack Henry. We want to understand the scalability. And the decision point to be considered is, can we use a system like that for greater efficiency? Fundamentally, we’re going to choose between 1 of those 2 sets of systems. We’re not looking at anything that borders on trying to solve world hunger or reinvent the wheel. We’re focused on how we use these 2 sets of systems and create the best experience for our customers and our people. And so while we’re looking to take the proverbial 1 and the proverbial 1 and create the proverbial 3, we’re going to do it in the confines of the 4 walls of the combined organization, and we’re going to use sets of systems that are in place and proven and that we can obviously use to improve the customer experience.

I mentioned some of the numbers at the top on the previous page. Clearly, there’s a tremendous amount of value creation on a pro forma basis at announcement. If you combine our market cap, IBERIABANK’s market cap, $9 billion pro forma market capitalization. The capitalized value of cost saves on a net basis is roughly $1 billion. So substantial value creation. You can see some of the accretion and dilution numbers at the bottom of the page. We’ve -- for complexity purposes, we’ve added in the effect of CECL. That’s a reality that it’s complex. And if anybody wants to understand that better, Brian Mellone in our finance

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FIRST HORIZON NATIONAL CORPORATION COMPANY CONFERENCE PRESENTATION DEC 11, 2019

organization investor relations effort, he’s got a doctorate in how you account for a combination in a post-CECL world. To say it’s complex and I’m a recovering accountant would be an understatement. But it does impact the numbers. But clearly, double-digit accretion to both sets of shareholders, very reasonable earn back in terms of tangible book value dilution and something, as I said, on the order of $1 billion in capitalized value of cost savings to share between the 2 sets of shareholders.

This chart is a pictorial. It shows how some of these pro forma numbers rank relative to institutions in that $50 billion to $150 billion range. And clearly, it puts us in a position of leading in terms of some of these internal financial metrics that will be drivers of those financial results that I’ve talked about previously.

On Page 10, the -- the slide lays out the combined footprint, and it also does a little bit laying out the transaction that got lost in all the announcement communication around IBERIABANK. We announced IBERIABANK merger of equals on the 4th of November. The 8th of November we came back and announced an acquisition of divested branches from SunTrust and BB&T, Truist. 30 branches, principally in the Carolinas, 20 branches in the Carolinas, Winston-Salem and then in the Chapel Hill-Durham market, a few branches in Virginia and a few branches in Georgia. We’re really excited about that acquisition. We believe that those branches are tremendous opportunity to fill in our existing footprint. For example, in the Chapel Hill-Durham area, the Winston-Salem area, we’re putting in place with 1 transaction probably 20 years worth of work in building de novo branches and building them out. These are financial centers with strong bankers in those financial centers, attractive deposit base, the average cost of deposits is about 54 basis points on a pro forma basis and it fills in, as I said, in a way that we could do over the next 15 to 20 years. So it’s a great opportunity. You will see the mix in the deposits and the loan portfolios in the lower right-hand corner. This is a transaction that we expect will close in the second quarter of 2020, early in the second quarter of 2020 in a sequential basis. This will get done well before we believe we even close the IBERIABANK transaction because they were subject as in this to regulatory approval, but shareholder votes, we think the time line on this transaction and a commitment to convert and close in 180 days means that this gets done and gets done first before we get into the integration processes around IBERIABANK.

One last point on that is -- flip the slide. It’s important to note that, that transaction will be immediately accretive to earnings. We expect it to be immediately accretive to earnings. So if you think about bringing in a net deposit base, $400 million loans net deposit base, it will reduce our cost of funding because we’ll immediately be able to pay off high cost deposits. We’ll have a little higher operating expenses. But at the end of the day, we believe it will be immediately accretive to earnings.

Just sort of an update on the merger process to date on the IBERIABANK. We have had quite a few small group meetings. We’ve had town hall meetings in probably 15 to 20 different locations. As I mentioned, we’ve talked to 1,000 people. Excitement is high. We’ve talked to our customers, and there’s a lot of energy about what the combined organization will look like and how we’ll be able to do better and more effective things for our customers, our communities and our employees. So a lot of excitement there. We’ve established our merger project office. We’ve begun to plan both the integrations of the IBERIABANK merger. As I talked about system selection and systems decision, we’ve also started the planning and the integration process on the SunTrust Truist branches. We’re having weekly discussions with the leadership team to talk about where we are in the plan. I feel very, very good about the way that leadership team has come together, as I mentioned earlier. Early in the process of discussion, Daryl and I identified the leadership team that would bring this organization together and the executives from both organizations. I think they are having a really good time working on the transaction, getting to know each other and are extraordinarily capable leaders, who I think will do a great job of pulling all this together.

We expect to -- while we’ve announced the top 8 leaders in the organization, we expect to announce the next layer of market leadership, a lot of that communication is starting today. It will happen today and over the rest of this week. We are in a place where we have very limited overlap in terms of branches or markets. And so as I pointed out earlier, we feel very good about our ability to commit. We’re going to keep all of the folks in the financial center facing our customers and our relationship managers and other customer-facing bankers, we believe will have minimal impact. We believe we have a spot for all the customer-facing people in the organization. We have filed the regulatory application process for the SunTrust branches. We expect to file the merger application for the state of Tennessee and the Federal

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FIRST HORIZON NATIONAL CORPORATION COMPANY CONFERENCE PRESENTATION DEC 11, 2019

Reserve Bank for the IBERIABANK transaction in the next week or so, and we’ll file the S-4 during that time frame as well. And then we will continue as we have to flesh out what the targeted operating models are and finalize hopefully, in the early part of 2020, first month or so of 2020, the systems decisions and our ability to get our planning around that finalized.

So the key points to take away from all of this. We’ve seen very strong loan growth across our markets in the early part of 2019. We think that momentum continues into the fourth quarter and are likely to see good loan growth, good growth and loan and deposit trends across all of our key markets. So we’re excited about the momentum we see in the business. We’ll continue to build on the expense discipline and efficiency and the momentum we have built there. We think our countercyclical businesses, which have been very strong in 2019 will continue to provide strength in a lower rate environment in 2020. We think the fixed income business as well as the mortgage warehouse business will continue to be leaders there. We have good and continued strength in our loan portfolios and credit quality. We expect credit quality to remain strong. To the extent that there are problems, they tend to be very idiosyncratic, and there’s not a real indication of systemic weakness in any of our portfolios or markets. So we expect credit quality continue to be good.

And then we will continue to be good stewards and disciplined deployers of capital throughout our network, and we’ll use excess capital in appropriate fashion.

So with that, I will stop, and we’ll go into any questions that you have, Ryan.

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FIRST HORIZON NATIONAL CORPORATION COMPANY CONFERENCE PRESENTATION DEC 11, 2019

Question and Answer

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

Great. And thanks for the in-depth update, Bryan.

So I guess maybe to kick off, as you said, we’re just a little bit over a month post the announcement of the transformational merger of equals with IBERIABANK. Can you just talk about the receptivity and the feedback that you’ve gotten from the deal, on the deal, both from employees and from investors?

D. Bryan Jordan

Chairman, CEO & President

Yes. The feedback we’ve got and start with employees is very, very positive. It is an acknowledgment of when they hear how IBERIABANK does business or how First Horizon does business, both people are curious and they say, we really are similar. Culturally, we go to markets in very similar fashions. And as I said a couple of minutes ago, if you’re a banker out there, you want to be certain that you can meet your customers’ needs and solve their banking problems and the more confidence you have about that the better off you are. So people are excited about that. They see the opportunity to be a part of the combined organization to be a positive. And then the final point is, I think both organizations understand that the additional scale afforded by the merger is a real tool in terms of being able to invest more in technology and infrastructure to meet a broader cross-section of customer demands or needs. And at the same time, it gives them a bigger balance sheet to do more things for more customers, for example, to lead syndicated transactions, for example. So it gives them more capability. The investment community has been very positive as well. The feedback that we have received has been very good. I know there are some areas where people have had questions about how are you going to do this or how are you going to do that? But on the whole, the feedback is financially compelling. It makes sense. It’s a transaction that will create a lot of value and we’ll be a powerhouse financial institution in the south.

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

I wanted to dig in a little bit further on one of the points you made regarding scale. So you’ve been talking about doing a low premium MOE or at least you’ve considered doing one for a period of time. You decided to partner with IBERIA, which is a well-respected southeastern bank. This is the fourth MOE we’ve seen this year. Each has been slightly a different size, but all pointed to scale being a driver. So how do you think now about scale across your businesses? And did this get you to where you need to be in terms of scale? And what does it mean for technology spend?

D. Bryan Jordan

Chairman, CEO & President

Yes. I think -- I think scale is a game that can’t be won. So it’s -- in some sense, it’s like golf, it can’t be won. And then I think you have to think about...

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

I don’t play.

D. Bryan Jordan

Chairman, CEO & President

Me neither. I think you have to think about scale in the context of what does it mean in terms of the products and the areas that you can invest in. And I know it’s a reasonably simplistic example, but if a competitor invests in some new technology, call it, person-to-person or person-to-business payment, then IBERIABANK and First Horizon both have to update our mobile online banking systems. And each

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one of those costs $3 million to upgrade. While on a combined basis, it still costs us $3 million, but now we have that other investment which can be used to invest in some other aspect of the technology infrastructure. So we can meet more of those changing customer needs. And while the -- you can’t win in terms of creating strategic advantage around technology because I don’t think any technology and financial services has ever really done that. It’s all fairly ubiquitous, whether it’s ATMs, call centers, online banking, mobile banking, it permeates the industry pretty quickly. The ability to do more of it creates advantage. And I think that being in that $75 billion range gives us a tremendous capability to broaden that playing field where we’re competitive. It gives us the ability to do more with our balance sheet, but it allows us to keep our customer market-focused, close to the customer decision-making business model that truly is and will be a differentiator in terms of winning business long term.

So I think it gives us the scale. I don’t look at scale game as something, as I said, that can be won, but something that keeps you relevant and competitive in the marketplace with your customers and communities.

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

Maybe shifting gears a little bit. You talked about your confidence in the $170 million of cost savings, which is about 11% of the total base when you adjust for FTN. I guess, given the limited overlap of the franchises, can you just talk about what areas you see as the driver of cost saves? Where could it be conservative? And I guess related to this, you touched upon on the deal call potential areas of revenue synergies. Can you maybe dig in a little bit further where could we see some revenue synergies?

D. Bryan Jordan

Chairman, CEO & President

Yes. Yes, let me start with the revenue synergies and do it in reverse order. Clearly, that’s the more attractive part of the transaction. And we, like everybody else, don’t put them in the merger pro formas, simply because it’s not something that people give at least a lot of front-end credit to. Because at this conference 2 years ago, where I said in the Capital Bank merger, we saw north of $30 million of revenue synergies. We went through that total in months. It wasn’t years. We went through that in months. On the IBERIABANK merger of equals, I mentioned in the town halls, Daryl and I were talking to a lot of people, and we’re talking about capabilities that First Horizon has, and we’re talking about capabilities that IBERIABANK has. And we saw immediate opportunities for referrals across both organizations to fill in the gaps, in products where that makes sense, international, letters of credit, FX, things of that nature, asset-based lending, equipment finance, which IBERIABANK has a bigger mortgage business. So we think there are a tremendous number of referral or business model opportunities in terms of synergy. But there’s also the very obvious synergy, which is if you’re going to underwrite a deal and you’ve got a hold limit of $25 million, now you’ve got a higher hold limit, and it didn’t cost any more to underwrite that deal at $35 million or $40 million. So it gives you the ability to leverage your cost structure of doing deals more. So we think there’s a tremendous amount of leverage there. The opportunity in terms of cost takeout is, there’s clearly some redundancies in the obvious things like filing two 10-Ks and things of that nature, all the way down to how you leverage vendor and purchasing power to -- there’s probably some number of branches that get consolidated in the limited overlap that we have, whether it be South Florida or in a Memphis marketplace. But we think, as I said, we’ve set these cost savings in a way, or these cost savings estimates in a way, where we don’t put ourselves in a position that we have to make bad decisions about how we do business. We’re in a good position, in other words, to serve our customers and do it with true differentiation and do it in a way that allows us to continue to grow revenue, and at the same time is achievable and potentially has some upside over long term.

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

And Bryan, the restructuring charge on deal was $440 million. I think that was on the larger side relative to the cost saving opportunity that we’ve seen in a handful deals. Can you just maybe talk about what some of the key drivers of that are?

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FIRST HORIZON NATIONAL CORPORATION COMPANY CONFERENCE PRESENTATION DEC 11, 2019

D. Bryan Jordan

Chairman, CEO & President

Yes. It’s broad based, and it’s the typical stuff that you have around signage and equipment write-off, it’s the cost of conversions and consultants first. There’s a fair amount of human -- or people-centric cost, whether it’s change in control or severance or whether it’s retention and stay pay, things of that nature. It’s sort of a bottoms-up build and look at what we think it takes to adequately integrate the 2 organizations and do it in a manageable time frame and get to the realization of those cost savings. And relative to other transactions, again, if you start with cost savings or estimate it at a more conservative place, it changes the ratios a little bit. But it’s nothing in there that’s really any different. And we got a couple of questions along the way. Is this higher because you’re going to adopt some third-party set of core systems or something like that? I apologize in advance that my examples or analogies are a little graphic, but changing out your core systems is synonymous to me with having a spinal transplant while you’re still trying to do everything else that you do. You just -- this is not the time to do that. Now is the time to integrate the 2 organizations, realize your cost saves and minimize the impact on customers and communities. And so it’s just the standard stuff that would come up.

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

[indiscernible]. So Bryan, you talked about, I guess, you said between now and maybe sometime by the end of January, picking systems. Can you maybe just talk about how you’re approaching technology for the MOE, are you looking at mostly FHN systems, IBERIA, new third-party process? How are you thinking about that?

D. Bryan Jordan

Chairman, CEO & President

We’re looking -- there are 2 pieces of that in broad terms. And 1 is the core systems, the deposit and the loan systems. And those tend to be very homogenous and very transparent to the customer. They’re only visible to the customer if you lose feature functionality. And so we’re going through that process. As I said in my comments, the First Horizon systems are scalable, and we have tremendous confidence that we can scale on to the First Horizon systems. But we think there’s an opportunity with the Jack Henry systems. If they are scalable and there’s adequate investment in that technology, then it might be a potential to upsize some of the cost aspects of it. But we have to go through a certain amount of testing. At the same time, and the other important piece of that is, is understanding the gaps we create for customers if we go left or if we go right. So everything is on the table.

The other aspect of it is there are clearly systems around those that both organizations have an advantage in. So I expect while those decisions will take a few more weeks to get made, there are some that --where they use a front-end system that we prefer to be on that will get adopted and vice versa. So there’s opportunities to use some of these peripheral systems out of both organizations. So again, back to 1 plus 1 in a proverbial sense making 3, we’re trying to create something that’s better. And so this is an opportunity when you’re going to have about half your employee or customer base impacted to make sure you’re doing it in the most favorable way for the long term.

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

Makes sense. One area that I’ve got a handful of questions on has just been capital. So post closing, you indicated a range of somewhere in the 9% to 9.5% range. How did you get comfortable with that range? And how are you thinking about uses of capital, particularly share buybacks after -- once the deal closes?

D. Bryan Jordan

Chairman, CEO & President

Yes. We have -- for example, on the First Horizon side, while it’s not legally or regulatory required anymore, we continue to do our stress testing and roll that out. So we stress test that capital base. And I think we put it out already or not. I think we put it out last week. So we continue to bottoms up test it,

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and we feel good about that aspect of our business. We feel good about capital at IBERIABANK as well. They actually have somewhat higher ratios. And on a blended basis, we’ll end up in that 9 area at closing. I’d expect this time next year, we’ll be in firmly in that 9% to 9.5% CET1 range.

Yes, capital is one of those things that I think all financial services organizations, as commerce in general, you have to be disciplined about it. And we think that it’s important for us to be disciplined in the way we invest in organic growth. It’s important to be disciplined in the way we invest in M&A and/or repatriation of capital to shareholders and so we tend to take an agnostic view of capital repatriation, and we look at it on a continuous basis. And we think about where can we put it back into the business? And where can we repatriate shareholders? And what’s the appropriate mix of the 2? While the next several months present a period where we don’t have the ability to buy an awful lot of stock. I say that with a fair amount of regret, because I think it’s attractively priced right now. I do think that you’ll see us manage those ratios to be in that range. Could we operate on less? Yes, in all likelihood, given the risk profile of our business. Do I think we will? I think, in all likelihood, we’ll stay in this range and we’ll look at peers and a number of other things because what happens is, when people are looking at the industry, they tend to look at things on a relative as well as an absolute basis. And while a stress testing is out there, we want to make sure we’re maintaining relative positioning as well.

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

Maybe 1 more question for me. As you went through the due diligence process, maybe even over the last few weeks, specific to the MOE, have you identified any products that could be outside the combined company’s risk tolerance? And how do you think about just the risk overall of revenue attrition from the deal?

D. Bryan Jordan

Chairman, CEO & President

Yes. That’s a really good point. And if I had to pick 1 thing that we didn’t do very well in our Capital Bank merger, we didn’t do a very good job talking about dyssynergies. We -- if you look at where consensus estimate was, consensus estimates for loan portfolio is at the end of 2019. 2 years ago, we missed it, but we missed it mainly because we had some portfolios that we wanted to divest, and we didn’t do a very good job articulating that. That’s a long way of getting around to we learn from that, and we made real careful measurement on the front end and the due diligence process. Is there anything here that we feel like we ought not be doing and we ought to be divesting? And so you can rest assured, if we felt there was, we would have put it in the analysis. So we don’t think there are any merger dyssynergies in terms of portfolios or lines of business. And as I’ve said a couple of times, we think given the ability to keep our key people, our bankers, who are facing customers in place and engage in serving those customers, we’re going to minimize the revenue impacts of customer loss through this process. So I’m optimistic that we’re going to have very good momentum as we go into 2020. And as we go into the close and the integration, that momentum will continue to be very high.

Ryan Matthew Nash

Goldman Sachs Group Inc., Research Division

Great. Well, we’re out of time. So please join me in thanking, Bryan.

D. Bryan Jordan

Chairman, CEO & President

Thank you, everybody.

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